Exhibit 99.06

FORM OF

CADENCE DESIGN SYSTEMS, INC.

RESTRICTED STOCK UNIT AGREEMENT

OMNIBUS EQUITY INCENTIVE PLAN (“PLAN”)

Cadence Design Systems, Inc. (the “Company”), pursuant to the Plan, hereby grants the participant named below (the “Participant”) Restricted Stock Units (collectively, “Award”) as set forth below. This Award is subject to the terms and conditions set forth in this Restricted Stock Unit Agreement, including the country-specific terms and conditions contained in the appendix attached hereto (the “Appendix”) (collectively, this “Agreement”), and in the Plan located on the Employee Stock Services Website (located at http://ess.cadence.com); provided, however, that in the event of a conflict between the terms of this Agreement and the terms of the Plan, the terms of this Agreement shall prevail; and provided, further, that that to the extent any written employment agreement, termination and release agreement or other similar agreement between you and the Company that has been approved by the Board (as defined below) (collectively, the “Written Agreements”) contain more favorable vesting and/or exercisability terms, then the terms of the Written Agreements shall supersede the terms of this Award. Capitalized terms that are not defined herein shall have the meanings set forth in the Plan. Each Restricted Stock Unit represents the right to receive one Share (as adjusted from time to time pursuant to the Plan) subject to the fulfillment of the vesting and other conditions set forth in this Agreement.

Participant:

ID Number:

Nonstatutory Restricted Stock Unit Number:

Date of Award:

Vesting Commencement Date:

Number of Shares Subject to the Restricted Stock Units:

Vesting Schedule:

Confidentiality. At all times during the Participant’s employment or service to the Company or the Affiliate employing or engaging the Participant (the “Employer”) and thereafter, the Participant will hold in strictest confidence and will not disclose the amount or terms of this Agreement unless an officer of the Company expressly authorizes such in writing, except to the Participant’s family members, tax advisors and attorneys on a need-to-know basis and as long as they agree to strictly maintain the confidentiality of this Agreement. The Participant understands that he or she may be subject to discipline, up to and including the immediate termination of his or her employment or service, if the Participant breaches his or her obligations under the immediately preceding sentence.

Settlement. Each vested Restricted Stock Unit will be settled by the delivery of one Share (subject to adjustment under the Plan) to the Participant or, in the event of the Participant’s death, to the Participant’s estate or heirs, on the applicable vesting date, provided that the Participant has remained in Continuous Status as an Employee or Consultant through such vesting date, has satisfied all obligations with regard to the Tax-Related Items (as defined below) in connection with the Award, and that the Participant has completed, signed and returned any documents and taken any additional action that the Company deems appropriate to enable it to accomplish the delivery of the Shares. No fractional shares will be issued under this Agreement.

Status of Award. Until the Restricted Stock Units vest and the Shares underlying the Restricted Stock Units are issued to the Participant pursuant to the terms of this Agreement, the Participant will have no rights as a stockholder of the Company with respect to the Shares subject to the Award (including, without limitation, any voting or dividend rights with respect to such Shares). Following the issuance of such Shares to the Participant hereunder, the Participant will be recorded as a stockholder of the Company with respect to such Shares and shall have all voting rights and rights to dividends and other distributions with respect to such Shares.

Termination of Continuous Status as an Employee or Consultant. In the event of the termination of the Participant’s Continuous Status as an Employee or Consultant (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Participant is employed or providing services, or the terms of the Participant’s employment or service agreement, if any) for any reason, other than his or her death, the Participant’s Restricted Stock Units shall immediately cease to vest and any rights to the underlying Shares shall be forfeited without consideration to the Participant on the effective date of termination of his or her Continuous Status as an Employee or Consultant. The Participant’s Continuous Status as an Employee or Consultant will terminate effective as of the date the Participant is no longer providing services as an Employee or Consultant, with such date being as of the end of any notice period mandated under the employment laws in the jurisdiction where the Participant is employed or providing services, or the terms of the Participant’s employment or service agreement (if applicable). The Board (as defined below) shall have the exclusive discretion to determine when the Participant’s Continuous Status as an Employee or Consultant has terminated for purposes of the Award.

Death of Participant. In the event of the Participant’s death before all the Restricted Stock Units subject to this Award have vested, if the Participant shall have been in Continuous Status as an Employee or Consultant since the Date of Award, the number of Restricted Stock Units scheduled to vest on the next vesting date shall be deemed to have vested immediately prior to the Participant’s death.

Board Authority. Any question concerning the interpretation of this Agreement or the Plan, any adjustments required to be made under the Plan, and any controversy that may arise under the Plan or this Agreement shall be determined by the Company’s Board of Directors or a committee of directors designated by the Board pursuant to Section 4(a) of the Plan (including any subcommittee or other person(s) to whom the committee has delegated its authority) in its sole and absolute discretion (collectively, the “Board”). Such decision shall be final and binding.

Transfer Restrictions. Any sale, transfer, assignment, encumbrance, pledge, hypothecation, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, whether voluntary or by operation of law, directly or indirectly, of Restricted Stock Units or Shares subject thereto prior to the date such Shares are issued to the Participant pursuant to this Agreement shall be strictly prohibited and void.

Securities Law Compliance. The Company may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales or other subsequent transfers of any Shares issued as a result of or under this Award, including without limitation (i) restrictions under an insider trading policy, (ii) restrictions that may be necessary in the absence of an effective registration statement under the Securities Act or any other similar applicable law (whether U.S. or foreign law) covering the Award and/or the Shares underlying the Award, and (iii) restrictions as to the use of a specified brokerage firm or other agent for such resales or other transfers. Any sale of the Shares must also comply with other applicable laws and regulations governing the sale of such Shares.

Insider Trading. By participating in the Plan, the Participant agrees to comply with the Company’s policy on insider trading (to the extent that it is applicable to the Participant). Further, the Participant acknowledges that the Participant’s country of residence may also have laws or regulations governing insider trading and that such laws or regulations may impose additional restrictions on the Participant’s ability to participate in the Plan (e.g., acquiring or selling Shares) and that the Participant is solely responsible for complying with such laws or regulations.

Clawback Policy. You hereby acknowledge and agree that this Award is subject to the Company’s Clawback Policy as in effect on the date hereof and as may be amended from time to time and the terms and conditions of which are hereby incorporated by reference into this Agreement. You also acknowledge that such Clawback Policy has been provided or made available to you.

Certain Conditions of the Award. In accepting the Award, the Participant acknowledges and agrees that:

(a)	The Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time;

(b)	The grant of the Award is voluntary and occasional and does not create any contractual or other right to receive future grants of awards, or benefits in lieu of awards, even if awards have been granted in the past;

(c)	All decisions with respect to future award grants, if any, will be at the sole discretion of the Company;

(d)	The Participant’s participation in the Plan shall not create a right to further Continuous Status as an Employee or Consultant and shall not interfere with the ability of the Company (or any Affiliate) to terminate the Participant’s Continuous Status as an Employee or Consultant at any time;

(e)	The Award and the Participant’s participation in the Plan will not be interpreted to form an employment contract or service contract or relationship with the Company or any Affiliate;

(f)	The Participant is voluntarily participating in the Plan;

(g)	the Award and the Shares subject to the Award, and the income and value of the same, are not intended to replace any pension rights or compensation;

(h)	The Award and the Shares subject to the Award, and the income and value of the same, are not part of normal or expected compensation for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or payments or welfare benefits or similar payments;

(i)	The future value of the underlying Shares is unknown and cannot be predicted with certainty;

(j)	Unless otherwise provided in the Plan or by the Company in its discretion, the Award and the benefits evidenced by this Agreement do not create any entitlement to have the Restricted Stock Units or any such benefits transferred to, or assumed by, another company nor be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Shares; and

(k)	If the Participant resides outside of the United States, in addition to subsections (a) through (j) above, the following provisions will also apply:

a.	The Award and the Shares subject to the Award, and the income and value of the same, are not part of normal or expected compensation for any purpose;

b.	None of the Company, the Employer or any Affiliate shall be liable for any foreign exchange rate fluctuation between the Participant’s local currency and the United States dollar that may affect the value of the Award or of any amounts due to the Participant pursuant to the settlement of the Award or the subsequent sale of any Shares acquired upon settlement; and

c.	No claim or entitlement to compensation or damages shall arise from forfeiture of the Award resulting from termination of the Participant’s Continuous Status as an Employee or Consultant (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Participant is employed or providing services, or the terms of the Participant’s employment or service agreement, if any), and in consideration of the grant of the Award to which the Participant is otherwise not entitled, the Participant irrevocably agrees never to institute any claim against the Company or any Affiliate, waives his or her ability, if any, to bring any such claim, and releases the Company and any Affiliate from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, the Participant shall be deemed irrevocably to have agreed not to pursue such claim and agrees to execute any and all documents necessary to request dismissal or withdrawal of such claim.

Data Privacy. This Data Privacy section applies if the Participant resides outside of the United States:

The Participant hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Participant’s personal data as described in this Agreement and any other Award grant materials (“Data”) by and among, as applicable, the Employer, the Company and any Affiliate for the exclusive purpose of implementing, administering and managing the Participant’s participation in the Plan.

The Participant understands that Data may include certain personal information about the Participant, including, but not limited to, the Participant’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all Restricted Stock Units or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in the Participant’s favor.

The Participant understands that Data will be transferred to E*TRADE Financial Services, Inc., or such other stock plan service provider as may be selected by the Company in the future (the “Designated Broker”), which is assisting the Company with the implementation, administration and management of the Plan. The Participant understands that the recipients of Data may be located in the United States or elsewhere, and that a recipient’s country of operation (e.g., the United States) may have different data privacy laws and protections than the Participant’s country. The Participant understands that if he or she resides outside the United States, he or she may request a list with the names and addresses of any potential recipients of the Data by contacting his or her local human resources representative.

The Participant authorizes the Company, the Designated Broker and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer Data, in electronic or other form, for the sole purposes of implementing, administering and managing the Participant’s participation in the Plan. The Participant understands that Data will be held only as long as is necessary to implement, administer and manage the Participant’s participation in the Plan. The Participant understands that if he or she resides outside the United States, he or she may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing his or her local human resources representative. Further, the Participant understands that he or she is providing the consents herein on a purely voluntary basis. If the Participant does not consent, or if the Participant later seeks to revoke his or her consent, his or her status as a an Employee or Consultant and career with the Employer will not be adversely affected; the only consequence of refusing or withdrawing the Participant’s consent is that the Company would not be able to grant the Participant Restricted Stock Units or other awards, or administer or maintain such awards. Therefore, the Participant understands that refusing or withdrawing his or her consent may affect his or her ability to participate in the Plan. For more information on the consequences of his or her refusal to consent or withdrawal of consent, the Participant understands that he or she may contact his or her local human resources representative.

Finally, upon request of the Company or the Employer, the Participant agrees to provide an executed data privacy consent form to the Employer or the Company (or any other agreements or consents that may be required by the Employer or the Company) that the Company and/or the Employer may deem necessary to obtain under the data privacy laws in the Participant’s country, either now or in the future. The Participant understands that he or she will not be able to participate in the Plan if he or she fails to execute any such consent or agreement.

Tax Withholding

(a)	Responsibility for Taxes. Regardless of any action taken by the Company or the Employer with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to the Participant’s participation in the Plan and legally applicable to the Participant (“Tax-Related Items”), the Participant acknowledges that the ultimate liability for all Tax-Related Items is and remains the Participant’s responsibility and may exceed the amount actually withheld by the Company or the Employer. The Participant further acknowledges that the Company and/or the Employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Award, including but not limited to, the grant, vesting or settlement of the Award, the subsequent sale of Shares acquired pursuant to such settlement, or the receipt of any dividends, and (b) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Award to reduce or eliminate the Participant’s liability for Tax-Related Items or achieve any particular tax result. Further, if the Participant has become subject to tax in more than one jurisdiction between the Date of Award and the date of any relevant taxable or tax withholding event, as applicable, the Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

The Company may refuse to issue or deliver the Shares or the proceeds of the sale of Shares if the Participant fails to comply with his or her obligations in connection with the Tax-Related Items.

(b)	Withholding in Shares. Subject to applicable local law and to the extent that the Company or the Employer is required to withhold Tax-Related Items with respect to the Award, the Company shall require the Participant to satisfy his or her obligation for Tax-Related Items by deducting from the Shares otherwise deliverable to the Participant in settlement of the Award a number of whole Shares having a Fair Market Value, as defined in the Plan as of the date on which the Tax-Related Items arise, not in excess of the amount of such Tax-Related Items.

To avoid negative accounting treatment, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates. For tax purposes, the Participant is deemed to have been issued the full number of Shares subject to the vested Award, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of the Participant’s participation in the Plan.

(c)	Alternative Withholding Methods. If the Company determines in its discretion that withholding in Shares is not permissible or advisable under applicable local law, the Company may satisfy its obligations for Tax-Related Items by:

(i)	withholding from the Participant’s wages or other cash compensation paid to the Participant by the Company and/or the Employer; or

(ii)	withholding from proceeds of the sale of Shares acquired upon vesting/settlement of the Award either through a voluntary sale or through a mandatory sale arranged by the Company (on the Participant’s behalf pursuant to this authorization).

Delivery of Documents and Notices. Any document relating to participation in the Plan or any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given (except to the extent that this Agreement provides for effectiveness only upon actual receipt of such notice) upon personal delivery, electronic delivery at the e-mail address, if any, provided for the Participant by the Company or an Affiliate, or upon deposit in the U.S. Post Office or foreign postal service, by registered or certified mail, or with a nationally recognized overnight courier service, with postage and fees prepaid, addressed to the other party at the address shown below that party’s signature to this Agreement or at such other address as such party may designate in writing from time to time to the other party.

(a)	Description of Electronic Delivery. The Plan documents, which may include but do not necessarily include: the Plan, the Grant Notice, this Agreement, including the Appendix, the Plan Prospectus, and any reports of the Company provided generally to the Company’s stockholders, may be delivered to the Participant electronically. Such means of electronic delivery may include but do not necessarily include the delivery of a link to a Company intranet or the internet site of a third party involved in administering the Plan, the delivery of the document via e-mail or such other means of electronic delivery specified by the Company.

(b)	Consent to Electronic Delivery. The Participant acknowledges that the Participant has read the “Delivery of Documents and Notices” section of this Agreement and consents to the electronic delivery of the Plan documents and Agreement, as described in this section. The Participant acknowledges that he or she may receive from the Company a paper copy of any documents delivered electronically at no cost to the Participant by contacting the Company by telephone or in writing. The Participant further acknowledges that the Participant will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, the Participant understands that the Participant must provide the Company or any designated third party administrator with a paper copy of any documents if the attempted electronic delivery of such documents fails. The Participant may revoke his or her consent to the electronic delivery of documents described in this section or may change the electronic mail address to which such documents are to be delivered (if Participant has provided an electronic mail address) at any time by notifying the Company of such revoked consent or revised e-mail address by telephone, postal service or electronic mail. Finally, the Participant understands that he or she is not required to consent to electronic delivery of documents as described in this section.

Language. If the Participant has received this Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

Severability. The provisions of this Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

Governing Law and Venue. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Delaware, without regard to its conflict of laws rules. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this grant or this Agreement, the parties hereby submit to and consent to the exclusive jurisdiction of the State of California and agree that such litigation shall be conducted only in the courts of Santa Clara County, California, or the federal courts for the United States for the Northern District of California, and no other courts, where this grant is made and/or to be performed.

Appendix. Notwithstanding any provisions in this Agreement, the grant of this Award shall be subject to any special terms and conditions set forth in any Appendix to this Agreement for the Participant’s country. Moreover, if the Participant relocates to one of the countries included in the Appendix, the special terms and conditions for such country will apply to the Participant to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Appendix constitutes part of this Agreement.

Imposition of Other Requirements. The Company reserves the right to impose other requirements on the Participant’s participation in the Plan, on the Award and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

Waiver. The Participant acknowledges that a waiver by the Company of breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by the Participant or any other participant.

[signature page follows]

Acceptance. Your right to the Restricted Stock Units will be forfeited unless you accept and acknowledge below within 30 days, unless, however, you have received an extension from the Company in writing.

CADENCE DESIGN SYSTEMS, INC.

By:

Name:

Title:

Date:

ACKNOWLEDGED AND AGREED

By:

Name:

Date:

APPENDIX

TERMS AND CONDITIONS

This Appendix includes additional terms and conditions that govern the Award granted to the Participant under the Plan if the Participant works and/or resides in one of the countries listed below. If the Participant is a citizen or resident of a country other than the one in which the Participant is currently working (or is considered as such for local law purposes), or if the Participant transfers employment or residency to a different country after the Award is granted, the Company will, in its discretion, determine the extent to which the terms and conditions contained herein will be applicable to the Participant.

Certain capitalized terms used but not defined in this Appendix have the meanings set forth in the Plan and/or the Restricted Stock Unit Agreement (the “Agreement”).

NOTIFICATIONS

This Appendix also includes notifications regarding certain other issues of which the Participant should be aware with respect to the Participant’s participation in the Plan. These notifications are based on the securities, exchange control and other laws in effect in the respective countries as of April 2014. Such laws are often complex and change frequently. As a result, the Company strongly recommends that the Participant not rely on the notifications contained in this Appendix as the only source of information relating to the consequences of the Participant’s participation in the Plan because the information may be out-of-date at the time the Participant vests in the Restricted Stock Units or sells any Shares acquired upon such vesting.

In addition, the notifications contained in this Appendix are general in nature and may not apply to the Participant’s particular situation and, as a result, the Company is not in a position to assure the Participant of any particular result. Accordingly, the Participant is strongly advised to seek appropriate professional advice as to how the relevant laws in the Participant’s country may apply to the Participant’s individual situation.

If the Participant is a citizen or resident of a country other than the one in which the Participant is currently working (or is considered as such for local law purposes), or if the Participant relocates to a different country after the Award is granted, the notifications contained in this Appendix may not be applicable to the Participant in the same manner.

The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding the Participant’s participation in the Plan or the Participant’s acquisition or sale of the underlying Shares. The Participant is hereby advised to consult with his or her own personal tax, legal and financial advisors regarding his or her participation in the Plan before taking any action related to the Plan.

BRAZIL

TERMS AND CONDITIONS

Compliance with Law. The Participant agrees to comply with applicable Brazilian laws and is responsible for paying any and all applicable Tax-Related Items associated with the Participant’s participation in the Plan.

NOTIFICATIONS

Foreign Asset Reporting. A Brazilian resident is required to submit annually a declaration of assets and rights (including Shares acquired under the Plan) held outside of Brazil if the aggregate value of such assets exceeds a threshold amount that is established annually by the Central Bank. The Participant is advised to consult with his or her personal legal advisor to determine whether he or she will be subject to this reporting requirement.

CANADA

TERMS AND CONDITIONS

Form of Settlement. Notwithstanding any discretion contained in the Plan, the Award shall be settled in Shares only.

The following terms and conditions are applicable to residents of Quebec:

Data Privacy Notice and Consent. This provision supplements the “Data Privacy” section of this Agreement:

The Participant hereby authorizes the Company and the Company’s representatives to discuss with and obtain all relevant information from all personnel, professional or not, involved in the administration and operation of the Plan. The Participant further authorizes the Company, the Employer, its Affiliates and the plan administrator to disclose and discuss the Plan with their respective advisors, including the Designated Broker. The Participant further authorizes the Employer, the Company and its Affiliates to record such information and to keep such information in the Participant’s employee file.

English Language Provision.

The parties acknowledge that it is their express wish that this Agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir exigé la redaction en anglais de cette convention (“Agreement”), ainsi que de tous documents exécutés, avis donnés et procedures judiciaries intentées, directement ou indirectement, relativement à la présente convention.

NOTIFICATIONS

Securities Law Notice. The sale or other disposal of Shares acquired through the Plan should take place through the Designated Broker outside of Canada through the facilities of a stock exchange on which the Shares are listed (i.e., the Nasdaq Global Select Market).

Foreign Assets Reporting. Foreign property must be reported on form T1135 (Foreign Income Verification Statement) if the total fair market value of such foreign property exceeds C$100,000 at any time during the year. Foreign property includes any Shares acquired under the Plan and may also include unvested portions of the Restricted Stock Units. The form T1135 is required for every year during which the Participant’s foreign property exceeds C$100,000 and must be filed at the same time the Participant files his or her annual tax return. The Participant should speak with his or her personal tax advisor to determine the scope of foreign property that must be considered for purposes of this requirement.

CHINA

TERMS AND CONDITIONS

Mandatory Sale Restriction. Due to regulatory requirements, the Company reserves the right to require the sale of any Shares issued to the Participant upon vesting of the Restricted Stock Units, either (i) immediately upon vesting of the Restricted Stock Units, (ii) within ninety (90) days following the termination of the Participant’s Continuous Status as an Employee or Consultant, or (iii) within any other such time frame as may be required by the PRC State Administration of Foreign Exchange. By accepting the Award, the Participant acknowledges that he or she understands and agrees that the Company is authorized to, and may in its sole discretion, instruct the Designated Broker to assist with the mandatory sale of Shares (on the Participant’s behalf pursuant to this authorization) and the Participant expressly authorizes the Designated Broker to complete the sale of such Shares. The Participant acknowledges that the Designated Broker is under no obligation to arrange for the sale of the Shares at any particular price. Upon the sale of the Shares, the proceeds, less any Tax-Related Items and brokerage fees or commissions, will be remitted to the Participant in accordance with any applicable exchange control laws and regulations.

Exchange Control Restrictions. By accepting the Award, the Participant understands and agrees that, due to exchange control laws in China, the Participant is not permitted to transfer any Shares acquired under the Plan out of the Participant’s account established with the Designated Broker, and that the Participant will be required to immediately repatriate all proceeds due to the Participants as a result of his or her participation in the Plan, including any proceeds from the sale of Shares acquired under the Plan to China.

The Participant further understands that such repatriation of the proceeds will need to be effected through a special exchange control account established by the Company, the Employer, or an Affiliate in China, and the Participant hereby consents and agrees that the proceeds may be transferred to such special account prior to being delivered to the Participant in China. The proceeds may be paid in U.S. dollars or local currency at the Company’s discretion. If the proceeds are paid in U.S. dollars, the Participant understands that he or she may be required to set up a U.S. dollar bank account in China so that the proceeds may be deposited into this account. If the proceeds are converted to local currency, the Participant acknowledges that the Company is under no obligation to secure any particular currency conversion rate, and that it may face delays in converting the proceeds to local currency due to exchange control restrictions in China. The Participant acknowledges and agrees that he or she bears the risk of any currency conversion rate fluctuation between the date that the Shares are sold and the date of conversion of the proceeds to local currency. The Participant further agrees to comply with any other requirements that may be imposed by the Company in the future in order to facilitate compliance with exchange control requirements in China.

FINLAND

There are no country-specific provisions.

FRANCE

TERMS AND CONDITIONS

Consent to Receive Information in English. By accepting the Award, the Participant confirms having read and understood the Plan and this Agreement, including all terms and conditions included therein, which were provided in the English language. The Participant accepts the terms of those documents accordingly.

En acceptant l’attribution, le Participant confirme avoir lu et compris le Plan et le Contrat y relatifs, incluant tous leurs termes et conditions, qui ont été transmis en langue anglaise. Le Participant accepte les dispositions de ces documents en connaissance de cause.

GERMANY

NOTIFICATIONS

Exchange Control Information. Cross-border payments in excess of €12,500 must be reported monthly to the German Federal Bank (Bundesbank). In case of payments in connection with securities (including proceeds realized upon the sale of Shares), the report must be filed electronically by the 5th day of the month following the month in which the payment was received. The form of report (“Allgemeine Meldeportal Statistik”) can be accessed via the Bundesbank’s website (www.bundesbank.de) and is available in both German and English.

HONG KONG

TERMS AND CONDITIONS

Form of Settlement. Notwithstanding Section 10(a) of the Plan, the Award shall be paid in Shares only.

Settlement of Units and Sale of Shares. In the event that the Participant’s Award vests and Shares are issued to the Participant within six months of the Date of Award for any reason, the Participant agrees that the Participant (or the Participant’s heirs) will not dispose of any Shares acquired prior to the six-month anniversary of the Date of Award.

NOTIFICATIONS

Securities Law Notice. WARNING: The Award and any Shares issued at vesting do not constitute a public offering of securities under Hong Kong law and are available only to eligible Employees and Consultants. The Agreement, including this Appendix, the Plan and other incidental communication materials distributed to the Participant in connection with the Award grant (i) have not been prepared in accordance with and are not intended to constitute a “prospectus” for a public offering of securities under the applicable securities legislation in Hong Kong, (ii) have not been reviewed by any regulatory authority in Hong Kong, and (iii) are intended only for the personal use of the Participant and may not be distributed to any other person. If the Participant is in any doubt about any of the contents of the Agreement, including this Appendix, the Plan or any other incidental communication materials that may have been distributed in connection with the Award, the Participant is advised to obtain independent professional advice.

HUNGARY

There are no country-specific provisions.

INDIA

TERMS AND CONDITIONS

Form of Settlement. Notwithstanding any discretion contained in the Plan, the Award shall be settled in Shares only.

NOTIFICATIONS

Exchange Control Information. Proceeds from the sale of Shares and any dividends received in relation to the Shares must be repatriated to India within ninety (90) days after receipt. The Participant should maintain any foreign inward remittance certificate received from the bank where the foreign currency is deposited in the event that the Reserve Bank of India or the Employer requests proof of repatriation. It is the Participant’s responsibility to comply with applicable exchange control laws in India.

Foreign Account and Asset Reporting. Foreign bank accounts and any foreign financial assets (including Shares held outside India) must be declared by Indian taxpayers in their annual tax return. The Participant is responsible for complying with this reporting obligation to the extent applicable and should confer with his or her personal legal advisor in this regard.

IRELAND

NOTIFICATIONS

Director Notification Obligation. If the Participant is a director, shadow director or secretary of the Company’s Irish Affiliate, the Participant must notify the Irish Affiliate in writing within five business days of receiving or disposing of an interest in the Company (e.g., Restricted Stock Units, Shares, etc.), or within five business days of (i) becoming aware of the event giving rise to the notification requirement or, (ii) becoming a director or secretary if such an interest exists at the time. This notification requirement also applies with respect to the interests of a spouse or children under the age of 18 (whose interests will be attributed to the director, shadow director or secretary).

ITALY

TERMS AND CONDITIONS

Data Privacy Notice. This provision replaces the “Data Privacy” section of this Agreement:

The Participant understands that the Company and its Affiliates may hold certain personal information about the Participant, including, but not limited to, the Participant’s name, home address and telephone number, date of birth, social insurance or other identification number, salary, nationality, job title, any Shares or directorships held in the Company or any Affiliate, details of all Restricted Stock Units or any other entitlement to Shares awarded, canceled, vested, unvested or outstanding in the Participant’s favor (“Data”). The Participant understands that the Company and the Employer will process Data for the exclusive purpose of managing and administering the Participant’s participation the Plan and complying with applicable laws, regulations and European Union Community legislation.

The Participant understands that providing the Company with Data is mandatory for compliance with laws and is necessary for the performance of the Plan and that the Participant’s denial to provide Data would make it impossible for the Company to perform its contractual obligations and may affect the Participant’s ability to participate in the Plan. The Participant understands that Data will not be publicized, but it may be accessible by the Employer as the Privacy Representative of the Company and within the Employer’s organization by its internal and external personnel in charge of processing, and by E*TRADE Financial

Services, Inc., or such other stock plan service provider as may be selected by the Company in the future (the “Designated Broker”). The updated list of Processors and of the subjects to which Data are communicated will remain available upon request from the Employer. Furthermore, Data may be transferred to banks, other financial institutions or brokers involved in the management and administration of the Plan. The Participant understands that Data may also be transferred to the independent registered public accounting firm engaged by the Company, and also to the legitimate addressees under applicable laws.

The Participant further understands that the Company and its Affiliates will transfer Data amongst themselves as necessary for the purpose of implementation, administration and management of the Participant’s participation in the Plan, and that the Company and its Affiliates may each further transfer Data to third parties assisting the Company in the implementation, administration and management of the Plan, including any requisite transfer of Data to the Designated Broker or other third party with whom the Participant may elect to deposit any Shares acquired under the Plan or any proceeds from the sale of such Shares. Such recipients may receive, possess, use, retain and transfer Data, in electronic or other form, for the purposes of implementing, administering and managing the Participant’s participation in the Plan. The Participant understands that these recipients may be acting as Controllers, Processors or persons in charge of processing, as the case may be, according to applicable privacy laws, and that they may be located in or outside the European Economic Area, such as in the United States or elsewhere, in countries that do not provide an adequate level of data protection as intended under Italian privacy law.

Should the Company exercise its discretion in suspending all necessary legal obligations connected with the management and administration of the Plan, it will delete the Participant’s Data as soon as it has accomplished all the necessary legal obligations connected with the management and administration of the Plan.

The Participant understands that Data processing related to the purposes specified above shall take place under automated or non-automated conditions, anonymously when possible, that comply with the purposes for which Data is collected and with confidentiality and security provisions as set forth by applicable laws and regulations, with specific reference to Legislative Decree no. 196/2003.

The processing activity, including communication, the transfer of Data abroad, including outside of the European Economic Area, as specified herein and pursuant to applicable laws and regulations, does not require the Participant’s consent thereto as the processing is necessary to performance of law and contractual obligations related to implementation, administration and management of the Plan. The Participant understands that, pursuant to section 7 of the Legislative Decree no. 196/2003, the Participant has the right at any moment to, including, but not limited to, obtain confirmation that Data exists or not, access, verify its contents, origin and accuracy, delete, update, integrate, correct, block or stop, for legitimate reason, the Data processing. To exercise privacy rights, the Participant should contact the Employer. Furthermore, the Participant is aware that Data will not be used for direct marketing purposes. In addition, Data provided can be reviewed and questions or complaints can be addressed by contacting the Participant’s human resources department.

Plan Document Acknowledgment. In accepting the grant of the Award, the Participant acknowledges that he or she has received a copy of the Plan and the Agreement, including this Appendix and has reviewed the Plan and the Agreement (including this Appendix) in their entirety and fully understands and accept all provisions of the Plan and the Agreement (including this Appendix).

The Participant further acknowledges that he or she has read and specifically and expressly approves the following sections of the Agreement: Vesting Schedule; Settlement; Status of Award; Termination of Continuous Status as an Employee or Consultant; Certain Conditions of the Award; Tax Withholding; Language; Governing Law and Venue; Appendix; Imposition of Other Requirements; and the Data Privacy Notice provision included in this Appendix for Italy.

NOTIFICATIONS

Exchange Control Information. Italian residents who, at any time during the fiscal year, hold foreign financial assets (including cash and Shares) which may generate income taxable in Italy are required to report these assets on their annual tax returns (UNICO Form, RW Schedule) for the year during which the assets are held, or on a special form if no tax return is due. These reporting obligations will also apply to Italian residents who are the beneficial owners of foreign financial assets under Italian money laundering provisions.

JAPAN

NOTIFICATIONS

Foreign Assets Reporting. Japanese residents are required to report details of any assets held outside of Japan as of December 31, including Shares acquired under the Plan, to the extent such assets have a total net fair market value exceeding ¥50,000,000. Such report will be due by March 15 each year. The Participant is responsible for complying with this reporting obligation if applicable to the Participant and should consult his or her personal tax advisor in this regard.

NETHERLANDS

NOTIFICATIONS

RUSSIA

TERMS AND CONDITIONS

U.S. Transaction and Sale Restrictions. The Participant understands that acceptance of the Award results in a contract between the Participant and the Company completed in the United States and that the Agreement is governed by the laws of the State of Delaware, without giving effect to the conflict of law principles thereof. Upon vesting of the Restricted Stock Units, any Shares to be issued to the Participant shall be delivered to the Participant through a brokerage account in the United States and in no event will such Shares be delivered to the Participant in Russia. Finally, the Participant acknowledges that he or she is not permitted to sell or otherwise transfer Shares directly to other individuals in Russia, nor is the Participant permitted to bring any certificates representing the Shares into Russia (if such certificates are actually issued).

Depending on the development of local regulatory requirements, the Company reserves the right to force the immediate sale of any Shares to be issued upon vesting and settlement of the Restricted Stock Units. If applicable, the Participant agrees that the Company is authorized to instruct Designated Broker to assist with the mandatory sale of such Shares (on the Participant’s behalf pursuant to this authorization) and the Participant expressly authorizes the Designated Broker to complete the sale of such Shares. The Participant acknowledges that the Designated Broker is under no obligation to arrange for the sale of the Shares at any particular price. Upon the sale of the Shares, the Company agrees to pay the Participant the cash proceeds from the sale of the Shares, less any brokerage fees or commissions and subject to any obligation to satisfy Tax-Related Items.

NOTIFICATIONS

Securities Law Notification. This Appendix, the Agreement, the Plan and all other materials that the Participant may receive in connection with the Award do not constitute advertising or an offering of securities in Russia. Absent any requirement under local law, the issuance of securities pursuant to the Plan has not and will not be registered in Russia; hence, the securities described in any Plan-related documents may not be used for offering or public circulation in Russia.

Exchange Control Information. Under current exchange control regulations, within a reasonably short time after sale of the Shares acquired under the Plan or receipt of dividends on such Shares, the Participant must repatriate the cash proceeds to Russia. Such proceeds must be initially credited to the Participant through a foreign currency account at an authorized bank in Russia. After the proceeds are initially received in Russia, they may be further remitted to foreign banks subject to the following limitations: (i) the foreign account may be opened only for individuals; (ii) the foreign account may not be used for business activities; and (iii) the Russian tax authorities must be given notice about the opening/closing of each foreign account within one month of the account opening/closing. The Participant is encouraged to contact his or her personal advisor before remitting proceeds from his or her participation in the Plan to Russia as exchange control requirements may change.

Labor Law Information. If the Participant continues to hold Shares acquired under the Plan after an involuntary termination of Participant’s employment, the Participant may not be eligible to receive unemployment benefits in Russia.

Anti-Corruption Law. Certain individuals who hold public office in Russia, as well as their spouses and dependent children are prohibited from opening or maintaining foreign brokerage or bank accounts and holding any securities in a foreign company (including Shares acquired under the Plan). The Participant is strongly advised to consult with his or her personal legal advisor to determine whether this law applies to the Participant.

SINGAPORE

NOTIFICATIONS

Securities Law Information. The grant of the Restricted Stock Units is being made pursuant to the “Qualifying Person” exemption” under section 273(1)(f) of the Securities and Futures Act (Chapter 289, 2006 Ed.) (“SFA”) under which it is exempt from the prospectus and registration requirements and is not made with a view to the underlying Shares being subsequently offered for sale to any other party. The Plan has not been lodged or registered as a prospectus with the Monetary Authority of Singapore. The Restricted Stock Units are subject to section 257 of the SFA and, as such, the Participant will not be able to sell, or offer to sell, any Shares directly to any person or entity in Singapore unless such sale or offer is made pursuant to the exemptions under Part XIII Division (1) Subdivision (4) (other than section 280) of the SFA. The requirements of the SFA likely will not apply, provided that the sale or other disposal of Shares acquired under the Plan takes place through the Designated Broker outside of Singapore through the facilities of a stock exchange on which the Shares are listed (i.e., the Nasdaq Global Select Market).

Director Notification Obligation. If the Participant is a director, associate director or shadow director of the Company’s Singapore Affiliate, the Participant is subject to certain notification requirements under the Singapore Companies Act. Among these requirements is an obligation to notify the Company’s Singapore Affiliate in writing when the Participant receives an interest (e.g., an Award or Shares) in the Company or any Affiliate. In addition, the Participant must notify the Company’s Singapore Affiliate when Participant sells Shares or shares of any Affiliate (including when the Participant sells Shares issued upon vesting and settlement of the Award). These notifications must be made within two days of acquiring or disposing of any interest in the Company or any Affiliate. In addition, a notification of the Participant’s interests in the Company or any Affiliate must be made within two days of the Participant becoming a director.

SOUTH KOREA

NOTIFICATIONS

Exchange Control Information. Exchange control laws require Korean residents who realize US$500,000 or more from the sale of Shares in a single transaction to repatriate the proceeds to Korea within 18 months of the sale.

Foreign Assets Reporting. Korean residents must declare all foreign financial accounts (i.e., non-Korean bank accounts, brokerage accounts, etc.) to the Korean tax authority and file a report with respect to such accounts if the value of such accounts exceeds KRW 1 billion (or an equivalent amount in foreign currency). The Participant should consult with his or her personal tax advisor to determine his or her personal reporting obligations.

SWEDEN

There are no country-specific provisions.

TAIWAN

NOTIFICATIONS

Securities Law Information. The offer of participation in the Plan is available only for eligible Employees and Consultants. The offer of participation in the Plan is not a public offer of securities by a Taiwanese company.

Exchange Control Information. The Participant may acquire and remit foreign currency (including proceeds from the sale of Shares) up to US$5,000,000 per year without justification. If the transaction amount is TWD$500,000 or more in a single transaction, the Participant is required to submit a foreign exchange transaction form and if the transaction amount is US$500,000 or more in a single transaction, the Participant may be required to provide supporting documentation to the satisfaction of the remitting bank. The Participant is personally responsible for complying with exchange control restrictions in Taiwan.

UNITED KINGDOM

TERMS AND CONDITIONS

Tax Withholding. This provision supplements the “Tax Withholding” section of the Agreement:

In the event that the Company does not satisfy withhold Shares to satisfy the Participant’s liability for Tax-Related Items, the Participant agrees that the Company and/or the Employer may calculate the Participant’s liability for Tax-Related Items be withheld and accounted for by reference to maximum applicable rates, without prejudice to any right that the Participant may have to recover any overpayment from Her Majesty’s Revenue and Customs (“HMRC”).

The Employer will make a payment on account for the Participant’s income tax liability. If the Participant does not reimburse the Employer for the amount of such payment on account (through withholding or other payment) within ninety (90) days of the end of the U.K. financial year (April 6 to April 5) in which such liability arises or such other period specified in the U.K. Income Tax (Earnings and Pensions) Act 2003 (the “Due Date”), the amount of any uncollected income tax liability shall constitute a loan owed by the

Participant to the Employer, effective as of the Due Date. The Participant agrees that the loan will bear interest at the then-current Official Rate of HMRC, it shall be immediately due and repayable, and the Company or the Employer may recover it at any time by any of the means set forth in the Tax Withholding section of the Agreement.

Notwithstanding the foregoing, if the Participant is a director or executive officer of the Company (within the meaning of Section 13(k) of the Exchange Act), the Participant shall not be eligible for such a loan and the amount of any income tax not collected by the Due Date may constitute a benefit to the Participant on which additional income tax and National Insurance contributions (“NICs”) may be payable. The Participant will be responsible for reporting and paying any income tax due on this additional benefit directly to HMRC under the self-assessment regime and for reimbursing the Company and/or the Employer (as appropriate) for the value of any NICs due on this additional benefit, which may be recovered from the Participant by the Company or the Employer at any time thereafter by any of the means referred to in the Plan or the Agreement.

UNITED STATES OF AMERICA

There are no country-specific provisions.